8/28

07026308

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l PBX Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 02635

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/28/07

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the "Meeting") of the shareholders of **International PBX Ventures Ltd.** ("the Company") will be held on June 29, 2007 at Suite 200 – 475 Howe Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements for the fiscal year ended December 31, 2006;

AR/S
12-31-06

2. To elect directors for the ensuing year;

3. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

4. To consider, and if thought fit, to approve an ordinary resolution to adopt an Incentive Stock Option Plan;

5. To consider, and if thought fit, to approve an ordinary resolution that the properties currently held by the Company or any of its subsidiaries be used to create a new public company;

6. To consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders that up to 3,500,000 performance shares of the new public company, be issued to principals of the new public company for nominal consideration in accordance with the applicable rules and policies of the British Columbia Securities Commission and the TSX Venture Exchange;

7. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2006. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with CIBC Mellon Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of CIBC Mellon Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 30th day of May, 2007.

BY ORDER OF THE BOARD

Gary Medford
Director

INTERNATIONAL PBX VENTURES LTD.

INFORMATION CIRCULAR

(all information as at May 30, 2007 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of the Company's shareholders (the "Meeting") to be held on June 29, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1000, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1S8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of management of the Company, no informed person (including a director, officer or holder of 10% or more of the Common Shares of the Company) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006 or has any interest in any material transaction in the current year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), except that directors and senior officers of the Company and persons proposed as nominees for election as directors of the Company are eligible to receive stock options pursuant to the 2007 Stock Option Plan, approval of which will be sought at the Meeting.

ADVICE TO BENEFICIAL HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the beneficial shareholders.

If securities are listed in an account statement provided to a shareholder by a broker, then in almost all cases those securities will not be registered in such shareholder's name on the records of the Company. Such securities will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. The directors and officers of the Company do not know for whose benefit the securities registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer,* the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their securities are voted at the Meeting. Often the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder should a Non-registered Shareholder receiving such a form wish to vote at the Meeting, the Non-Registered Shareholder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the Meeting. **A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE SECURITIES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED.** All references to shareholders in this Management Proxy Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 76,884,815 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 25, 2007 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as follows:

Name of Shareholder	Number of Shares Held	Percentage of Issued and Outstanding
Sprott Asset Management Inc.	12,000,000	15.6%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2006 and the auditor's report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) each chief executive officer ("CEO") or individual who acted in a similar capacity during the most recently completed fiscal year;

(b) each chief financial officer ("CFO") or individual who acted in a similar capacity during the most recently completed fiscal year; and

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2006 the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, Gary Medford, Leonard De Melt and Jens Peter Wilhelm Kohl. Their positions within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Gary Medford President, Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$87,000(1) $75,000(1) $90,000(1)	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leonard De Melt Chairman of the Board	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	500,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Jens Peter Wilhelm Kohl Chief Financial Officer , Corporate Secretary	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	$14,850(2) N/A N/A)	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A
Terence Walker(3) Former Vice President Exploration	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	198,398(4) $190,181(5) $143,0085(6)	400,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) These amounts, plus applicable GST, were paid to Pickwick Explorations Ltd. Pickwick Explorations Ltd. is jointly owned by Gary Medford and his wife, Karen Medford.

(2) This amount was paid to Insight Accounting Inc. Insight Accounting Inc. is owned and controlled by Mr. Kohl.

(3) Mr. Walker resigned as director and officer of the Company on November 27, 2006.

(4) Mr. Walker was paid a total of $198,398 during the fiscal year ended December 31, 2006 for the following purposes: $12,644 for project management, $98,531 for office and administration expenses and $87,223 for geological & geophysical work.

(5) Mr. Walker was paid a total of $190,181 during the fiscal year ended December 31, 2005 for the following purposes: $25,064 for property management, $48,774 for office and administration expenses, $104,717 for geological & geophysical work and $11,626 for unpaid fees and expenses.

(6) Mr. Walker was paid a total of $143,008 during the fiscal year ended December 31, 2004 for the following purposes: $5,104 for property management, $47,283 for office and administration expenses, $87,145 for geological & geophysical work and $3,476 for unpaid fees and expenses.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, there were no SARs (stock appreciation rights) granted to the Named Executive Officers. The following options were granted to one of the Named Executive Officer during the most recently completed fiscal year:

NEO Name	Securities, Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
TerenceWalker	300,000	6.6%	$0.75	$0.68	July 29, 2007
	100,000	2.2%	$0.50	$0.45	August 25, 2009
Gary Medford	300,000	6.6%	$0.75	$0.68	April 20, 2009
	100,000	2.2%	$0.50	$0.45	August 25, 2009
Leonard De Melt	500,000	11.1%	$0.65	$0.65	July 4, 2008

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out the incentive stock options exercised by the named Executive Officers during the recently completed fiscal year and the fiscal year end value of incentive stock options held by the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Fiscal Year-End Exercisable / Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable [2]
Jens Peter Wilhelm Kohl	10,000	$5,500	240,000	103,200/Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers. There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Option and SAR Repricings

During the most recently completed fiscal year, none of the incentive stock options held by the Named Executive Officers were repriced downwards.

Defined Benefit or Actuarial Plan Disclosure

During the most recently completed fiscal year, there were no benefit or actuarial plans under which benefits were determined for the Named Executive Officers.

Composition of the Compensation Committee

There is currently no compensation plan in place for employees, officers or directors other than the incentive stock option plan described herein. The Board of Directors intend for incentive stock options to continue to be the principal form of long-term variable compensation incentive.

Report on Executive Compensation

Compensation for the Named Executive Officers have been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2006.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2006.

In addition, during the fiscal year ended December 31, 2006, the Company paid $87,000 for management services. He is also reimbursed for out of pocket expenses to Gary Medford, the President and a director of the Company, $60,000 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did not grant any incentive stock options to the directors of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan which the Company has in place is the 2006 Stock Option Plan which was previously approved by shareholders on June 29, 2006. The Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to provide incentive to such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire shares of the Company as long term investments. The Plan is administered by Gary Billingsley. The Plan provides that the number of Common Shares issuable under the Plan may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares.
The following table sets forth details of options granted under the Plan during the financial year ended December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,500,000	$0.61[(1)]	2,638,481
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,500,000	$	2,638,481

(1)As at December 31, 2006.

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibilities in respect of the Company's accounting and reporting practices. Pursuant to the charter of the Audit Committee, the committee is responsible for various matters, including: reporting to the Board of Directors after each meeting of the committee and on a quarterly basis; recommending to the Board the independent auditor and establishing its compensation; ensuring that the independent auditor reports directly to the committee; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; meeting with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit; approving the selection of the senior audit partner and providing for their periodic rotation; evaluating the qualifications, performance and independence of the independent auditor and its senior audit partner; reviewing reports from the independent auditor at least annually regarding its internal quality-control procedures and any material issues raised by various internal reviews, any hesitation to deal with any issues and all relationships between the independent auditor and the Company; obtaining confirmation from management that the Company has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Company for the immediately previous 12 month period; pre-approving all auditing services and permitted non-audit services (including fees and terms thereof) to be provided by the independent auditor; reviewing and discussing with management and the independent auditor the Company's annual and quarterly financial results and related material prior to their being publicly released; reviewing and recommending approval to the Board of the Company's annual and quarterly financial results; issuing any reports required of the committee to be included in the Company's annual proxy statement; reviewing and recommending to the Board the approval of all material documents filed with securities regulatory agencies; reviewing all related-party transactions and all material off-balance sheet structures; reviewing the audited financial statements of the Company's pension plans; considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control; discussing with management the Company's major financial risk exposures; reviewing and approving the internal audit charter and annual work plan of the Company's internal auditor; reviewing with management and, if necessary, the Company's counsel any legal matter that could have a material impact on the Company's financial statements or accounting policies and the status of all material lawsuits; reviewing and recommending to the Board whether any changes to the Company's capital structure should be approved; reviewing and approving the Company's investment and cash management policy and disclosure policy; overseeing the establishment of "whistle-blower" and related procedures; reviewing and assessing annually the adequacy of the committee's charter and performance. The Audit Committee also has the authority to retain independent legal, accounting or other advisors.

The Audit Committee is currently composed of the following directors: Gary Medford, Verna Wilson and Michael Waskett-Myers. All of the members of the Audit Committee are financially literate, in that they have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Additionally, all of the members of the Audit Committee have accounting or related financial experience and are able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 *Corporate Governance Guidelines* ("NP 58-201") were adopted in each of the provinces and territories in Canada. NI 58-101 requires issuers to provide certain annual disclosure of their corporate governance practices that they have adopted. NP 58-201 provides non-prescriptive guidelines on corporate governance practices.

The following sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship that could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

Verna Wilson, Michael Waskett-Myers, George Sookochoff, and Lorenzo Marchionda, are "independent" directors in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with their ability to act within the best interests of the Company, other than the interests and relationships arising from their shareholdings. Gary Medford, Leonard De Melt and Jens Peter Wilhelm Kohl are executive officers of the Company and are therefore not considered to be "independent".

The Board of Directors facilitates its exercise of independent supervision over management by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The majority of directors are independent, and the Board of Directors believes that sufficient policies and procedures have been implemented to ensure that the directors who are not independent exercise independent judgment in carrying out their responsibilities. Directors are required to be of sufficient stature and security of employment to express independent views on any matter.

Directorship

The directors of the Company are currently directors of the following other reporting issuers:

Gary Medford	International PBX Ventures Ltd. and Achieva Development Corp.
Leonard De Melt	International PBX Ventures Ltd., Grenville Gold Corp., Ascero Martin Exploration, Canadian Shield Resources, Symantec Corporation and Journey Resources
Verna Wilson	International PBX Ventures Ltd.
Michael Waskett-Myers	International PBX Ventures Ltd.
George Sookochoff	International PBX Ventures Ltd. and Hard Creek Nickel Corp.
Lorenzo Marchionda	International PBX Ventures Ltd.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Board members are encouraged to attend educational courses or presentations in relation to the Company's projects or the industry within which the Company operates.

Ethical Business Conduct

The Board of Directors has not, to date, adopted a formal written Code of Ethical Business Conduct. The current limited size of the Company's operations, and the small number of officers and employees allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. The Board is aware of the recommendation in NP 58-201 to adopt a written code of business conduct and ethics and is reviewing different standards that may be appropriate for the Company to adopt.

To date, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director must disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction or in a written disclosure delivered to the Company's records office. Unless the director properly discloses his interest and has the transaction properly approved, he may be liable to account to the Company for any profit he makes as a result of the transaction, unless the court finds that the transaction was fair and reasonable to the Company. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the shareholders by special resolution. An interested director would not be entitled to vote at meetings of directors which evoke any such conflict.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees to fill vacancies and for the next annual meeting the shareholders. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board periodically reviews the compensation paid to directors, management and other employees based on such factors as time commitment and level of responsibility, comparative fees paid by other companies in the industry in North America and the Company's current position as a development company with limited operating revenue. The Board does not have a compensation committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of executives required to manage the Company, this policy will be reviewed.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors conducts periodic assessments of its members including individual assessments to determine that the board, its committee and the individual directors are performing efficiently. Based on the Company's size, stage of development and the limited number of individuals on the Board of Directors, the Board considers a formal assessment process to be inappropriate at this time. As the activities of the Company develop, it will consider the establishment of more formal evaluation procedures, including more quantitative measures of performance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

The table below provides for greater disclosure of the services provided by the Company's external auditor, dividing the services into the three categories of work performed.

Type of Work	Fiscal 2006 Fees	Fiscal 2005 Fees
Audit fees	$23,500	$24,100
Tax fees	$1,500	$900
All other fees	0	0
Total	**$25,000**	**$25,000**

Audit Services

Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Services

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted of special audits and diligence assistance in connection with acquisitions, prospectus reviews, statutory audits of subsidiary companies and joint ventures, and audit of pension plans.

Tax Services

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of providing advice regarding transfer pricing issues, intellectual property, commodity and tax reviews, reviewing tax returns, providing advice regarding corporate structure, and assisting in responses to government tax authorities.

Other Services

Other fees were paid for products and services other than the audit services, audit-related services and tax services described above.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted for the nominees herein listed.

Management of the Company proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Management of the Company proposes to nominate each of the following for election as a director of the Company.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Occupation, Present Position(s) with the Company and Resident Country	Principal Occupation (1)	Date(s) Served as a Director	Common Shares Held(2)
Verna Wilson *Director* Canada	Business Executive	Since June 29, 1991	802,866
Gary Medford *Director* Canada	Geologist	Since May 1, 1997	3,314,890

Name, Occupation, Present Position(s) with the Company and Resident Country	Principal Occupation (1)	Date(s) Served as a Director	Common Shares Held(2)
Michael Waskett-Myers *Director* Canada	Geochemist	Since August 31, 2004	100,000
George Sookochoff *Director* Canada	Computer/Technological Data Manager, director of Hard Creek Nickel Corp.	Since August 9, 2006	25,000
Lorenzo Marchionda *Director* Canada	Administrative/Office Management Consultant	Since September 24, 2006	690,000
Leonard De Melt *Director* Peru	Management Consultant, director or officer of the following public companies: International PBX Ventures Ltd., Grenville Gold Corp., Ascero Martin Exploration, Canadian Shield Resources, Symantec Corporation and Journey Resources	Since September 14, 2006	1,536,500

(1) Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular. This information was obtained from the System for Electronic Disclosure by Insiders (SEDI) website (www.sedi.ca).

(3) Member of the Company's Audit Committee.

SPECIAL BUSINESS

Incentive Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted a Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Business Corporations Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

1. the Company adopt a Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4. authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan."

Taking Subsidiary Public

Management of the Company is of the view that certain of its properties are not getting an appropriate valuation. Management is considering whether the shareholders of the Company would receive greater benefit from these properties if they were the assets of a separate public company. Management is considering the option of either selling certain of its properties to a subsidiary and then filing a prospectus for that subsidiary or filing a prospectus for an existing subsidiary of the Company (the "spin-off company"). Shareholders of the Company will receive shares in the spin-off company in proportion to their shareholdings in the Company at the time of the record date set for the spin-off. As part of the going public process, the spin-off company will issue performance shares to principals as an incentive for them to manage the spin-off company. Some or all of these principals may also be the principals of the Company. It is contemplated that up to 3,500,000 performance shares may be issued for nominal consideration to principals of the spin-off company , subject to approval by the disinterested shareholders of the Company.

Accordingly, the disinterested shareholders of the Company will be asked to consider, and if thought fit, to pass, with or without variation, the following ordinary resolution approving all acts necessary to use the properties of the Company or its current subsidiaries to create a new public company, and authorizing the directors of the Company to decide in their discretion whether or not to proceed with the creation of a new public company:

"Be it resolved as an ordinary resolution that:

1. The properties currently held by the Company or any of its subsidiaries be used to create a new public company;

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this ordinary resolution;

3. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of a new public company for the purposes set out without further approval of the shareholders of the Company."

Further, the disinterested shareholders of the Company will be asked to consider, and if thought fit to pass, with or without variation, the following ordinary resolution approving the issuance by the new public company of up to 3,500,000 performance shares to principals of the new public company:

"Be it resolved as an ordinary resolution of disinterested shareholders that:

1. Up to 3,500,000 performance shares of a new public company, to be formed as contemplated by the directors and approved by the shareholders, be issued to principals of the Company upon formation of the new public company for nominal consideration, in accordance with the rules and policies of the British Columbia Securities Commission and TSX Venture Exchange.

2. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of a new public company for the purposes set out without further approval of the shareholders of the Company."

Disinterested shareholder approval requires that a resolution must be approved by a majority of the votes cast by all members at the shareholders' meeting excluding votes attaching to shares owned by persons with an interest in the transaction, in this case persons who may be issued performance shares of the new public company.

Non-voting and subordinate voting shares are to be given full voting rights in these circumstances.

Approval of an ordinary resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast at the Meeting in respect thereof. As set out in the text of the resolutions, notwithstanding approval, the board of directors may determine not to proceed with the matters set out therein at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the ordinary resolutions regarding formation of a new public company , and the persons named in the enclosed form of proxy intend to vote for the approval of the resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A. The financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

Gary Medford
Director

INTERNATIONAL PBX VENTURES LTD.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31,20 06 AND 2005

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significante stimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 19, 2007

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006 AND 2005

	2006 $	2005 $
ASSETS		
CURRENT ASSETS		
Cash	2,866,177	428,466
Marketable securities [Note 2[d]]	32,000	34,000
Amounts receivable	81,937	12,589
Prepaid expenses and deposits [Note 9[a]]	52,560	29,438
	3,032,674	504,493
PROPERTY AND EQUIPMENT [Note 3]	54,870	46,158
MINERAL PROPERTY COSTS [Note 4]	8,893,601	5,100,840
	11,981,145	5,651,491
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	610,344	244,416
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	19,240,057	12,196,816
CONTRIBUTED SURPLUS [Note 8]	1,347,277	198,818
DEFICIT	(9,216,533)	(6,988,559)
	11,370,801	5,407,075
	11,981,145	5,651,491

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 10)
Subsequent Events (Note 13)

Approved on behalf of the Board:

/s/ Gary Medford	/s/ Verna Wilson
Gary Medford, Director	Verna Wilson, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006 $	2005 $
REVENUE	–	–
OPERATING EXPENSES		
Administrative fees [Note 9]	323,211	172,833
Amortization	8,295	6,116
Bank charges	4,422	2,846
Foreign exchange gain	(56,201)	(2,239)
Impairment ofm ineral property costs	138,481	–
Investor relations	451,497	311,862
Office and miscellaneous [Note 9[b]]	166,648	87,641
Professional fees	93,623	78,057
Stock-based compensation	1,076,577	129,189
Transfer agentan d regulatory	38,132	26,958
Travel,p romotion and mining shows	144,311	221,223
	2,388,996	1,034,486
Net operating loss	(2,388,996)	(1,034,486)
OTHER INCOME		
Gain on sale of marketable securities	9,612	13,669
Interesti ncome	127,197	5,253
Mineral property option proceeds in excess ofc osts incurred	24,213	–
	161,022	18,922
NET LOSS FOR THE YEAR	(2,227,974)	(1,015,564)
DEFICIT - BEGINNING OF YEAR	(6,988,559)	(5,972,995)
DEFICIT - END OF YEAR	(9,216,533)	(6,988,559)
	$	$
Net Loss Per Share – Basic and Diluted	(0.05)	(0.03)
Weighted Average Shares Outstanding	41,168,000	34,264,000

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,20 06 AND 2005

	2006 $	2005 $
OPERATING ACTIVITIES		
Net loss for the year	(2,227,974)	(1,015,564)
Less items not affecting cash		
Amortization	8,295	6,116
Amortization charged to mineral property costs	8,514	16,455
Gain on sale of marketable securities	(9,612)	–
Impairment of mineral property costs	138,481	–
Stock-based compensation	1,076,577	129,189
Changes in non-cash components of working capital		
Amounts receivable	(69,348)	(2,171)
Prepaid expenses and deposits	(23,122)	(20,017)
Accounts payable and accrued liabilities	365,928	124,946
NET CASH USED BY OPERATING ACTIVITIES	(732,261)	(761,046)
INVESTING ACTIVITIES		
Proceeds from sale ofm arketable securities	11,612	8,000
Acquisition ofan d expenditures upon mineral interests	(3,931,242)	(1,541,137)
Acquisition ofp roperty and equipment	(25,521)	(11,002)
NET CASH USED BY INVESTING ACTIVITIES	(3,945,151)	(1,544,139)
FINANCING ACTIVITIES		
Proceeds from share capital issued	7,461,958	1,803,532
Share issuance costs	(346,835)	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,115,123	1,803,532
INCREASE (DECREASE) IN CASH	2,437,711	(501,653)
CASH – BEGINNING OF YEAR	428,466	930,119
CASH – END OF YEAR	2,866,177	428,466
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependentup on the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and achieving future profitable production or obtaining proceeds of the mineral interests. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at December 31, 2006, the Company has not generated any revenue and has incurred significant losses totalling $9,216,533 since inception. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant financial statement items which involve the use of estimates include the useful life and recoverability of long-lived assets (including mineral property costs), asset retirement obligations, stock-based compensation and future income tax valuation allowances. Actual results could differ from those estimates.

[c] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d] Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. Losses in value, which are other than temporary, are recognized by writing down the investment to market value. As at December 31,20 06, the fair marketv alue of the securities held was $158,760 (2005 - $136,400).

[e] Property and equipment

Amortization is recorded atr ates sufficient to amortize assetc osto ver the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Mineral properties

All costs related to the acquisition, exploration and developmento f mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties thata re allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect presento r future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows,an impairmentc harge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[h] Assetr etirementob ligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As atD ecember 31,20 06, the Company has not incurred any asset retirementob ligation related to the exploration and development ofi ts mineral properties.

[i] Foreign currency translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transaction. Foreign currency gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

[j] Income taxes

The Company utilizes the assetan d liability method ofa ccounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from tax losses carried forward and temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Flow-through shares

The Company has adopted EIC-146,w hich is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these items, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability thatw ould otherwise be recognized.

[l] Financial instruments

[i] Fair values

The fair values of financial instruments, which include cash, marketable securities, amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments with the exception of marketable securities. The fair value of marketable securities is based on the quoted market value, which is disclosed in Note 2(d). The Company is not party to any derivative instruments.

[ii] Foreign currency risk

The Company conducts a major part of its business in US dollars and Chilean Pesos and therefore is affected by variations in exchange rates. The Company does not have foreign currency hedges in place and does nota ctively manage this risk.

[m] Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n] Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[o] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	2006 NetC arrying Value $	2005 Net Carrying Value $
Automotive	52,815	37,825	14,990	22,912
Field equipment	2,042	1,032	1,010	1,442
Furniture and office equipment	69,335	30,465	38,870	21,804
	124,192	69,322	54,870	46,158

4. MINERAL PROPERTIES

[a] Tierra de Oro,C hile (see Schedule)

The Company owns a 100% interest in exploration concessions.

San Joint Venture

As of August 3, 2006, the Company signed a Letter of Intent with Aldershot Resources Ltd., whereas Aldershot transfers its 50% interest in the San claims to the Company and terminating the joint venture. As consideration the Company agreed to amend the Hornitos Option Agreement (Note 4[e]).

Until the period ended August 3, 2006 no activities have been undertaken to jointly explore the San Joint Venture.

[b] San Pedro,C hile (see Schedule)

The Company staked 600 hectares of exploration concessions in Northern Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded that the property does not reflect a viable commercial opportunity for the Company and charged accumulated costs of $70,282 to operations.

[c] Tabaco, Chile (see Schedule)

[i] The Company staked three 100% owned exploration concessions.

[ii] The Company entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over a four year period for US$2,000,000 as follows:

- On July 15, 2005 US$100,000 (paid)
- On January 15,20 06 US$100,000 (paid)
- On July 15, 2006 US$600,000 (paid)
- On July 15, 2007 US$600,000
- On July 15, 2008 US$ 600,000

[iii] The Company staked an additional ten 100% owned exploration concessions.

[d] Sierra Pintada, Chile (see Schedule)

The Company staked fourteen exploration concessions covering 3,300 hectares.

[e] Hornitos Property, Chile (see Schedule)

The Company staked eleven exploration concessions, covering 3,200 hectares located 35 kilometres south ofC opiapo, Chile.

4. MINERAL PROPERTIES (continued)

[e] Hornitos Property,C hile (continued)

On August 3, 2006, the Company amended the Option Agreement (dated August20 ,20 04) deferring Aldershot's commitment to pay exploration expenditures by a further twelve months. As consideration for the amendment, Aldershot transferred its 50% interest in the San claims to the Company (Note 4[a]) and agreed to have its exploration advance of $30,000 applied towards outstanding option payments.F or Aldershot to earn a 65% interest in the concessions, it will have to pay reimbursements of $308,000 to the Company and incur $1,170,000 in exploration expenditures.

As of December 31, 2006, the Company $92,000 in option payments received (2005 - $62,000).

[f] Fuego Claims, Chile (see Schedule)

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property.

[g] Romerito Claims, Chile (see Schedule)

The Company acquired the right to a 70% interest in three exploration concessions, covering 225 hectares. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company holding the property jointly.

During the year ended December 31, 2006, the Company analysed the property and its future potential and concluded that the property does not reflect to be a viable commercial opportunity for the Company and withdrew from the agreement and will return the property to its vendors. Accumulated costs of $51,948 have been charged to operations.

[h] Copaquire Property, Chile (see Schedule)

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR, for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

As of December 31, 2006, the Company had paid US$625,000 (2005 – US$100,000) in accordance with the Option Purchase Agreement. The following option payments have been made and/or are payable:

- Fiscal 2004 US$50,000 (paid)
- On January 16,20 05 US$25,000 (paid)
- On July 16, 2005 US$25,000 (paid)
- On January 16,20 06 US$25,000 (paid)
- On July 16, 2006 US$500,000 (paid)
- On July 16, 2007 US$750,000
- On July 16, 2008 US$750,000

[i] Palo Negro Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile.

4. MINERAL PROPERTIES (continued)

[j] Chicharra Property,C hile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 1,200 hectares in Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded that the property does not reflect to be a viable commercial opportunity for the Company and charged accumulated costs of $16,251 to operations.

5. SHARE CAPITAL

[a] Authorized:

Unlimited Common shares, no par value
Unlimited Class A preference shares,$1 par value
Unlimited Class B preference shares,$5 par value

	Number of Common Shares	Total $
Issued as at December 31, 2004	32,475,606	10,389,913
Issued for cash pursuant to:		
Options exercised	362,500	106,375
Warrants exercised	1,066,333	572,157
Private placement	2,500,000	1,125,000
Fair value ofs tock options exercised	–	3,371
Issued as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to paymento f finder's fees	32,000	17,600
Fair value ofs tock options exercised	–	1,743
Share issuance costs	–	(420,460)
Issued as at December 31, 2006	50,596,890	19,240,057

[b] Private placements

During the year ended December 31, 2006, the Company closed three private placements. The first private placement closed on February 6, 2006 and was comprised of 4,292,277 units at a price of $0.45 per unit for total proceeds of $1,931,525. Each unit consisted of one common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $0.60 per share for a period of 15 months.

The second private placement consisted of three tranches. The first tranche closed on March 23, 2007 and was comprised of 1,246,545 units. The second tranche closed on April 27, 2006 and was comprised of6 ,149,380 units. The third tranche closed on June 30, 2006 and was comprised of 1,441,882 units. The Company issued a total of 8,837,807 units at a price of $0.55 per unit for total proceeds of $4,860,794. Each unit consisted ofon e common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $0.65 for a period of 15 months.

The third private placement closed on June 30, 2006 and was comprised of 870,000 units at a price of $0.65 per unit for total proceeds of $565,500. Each unit consisted of one common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of 2 years.

5. SHARE CAPITAL (continued)

[b] Private placements (continued)

During the year ended December 31, 2005, the Company closed a private placement for 2,500,000 units at a price of $0.45 per unit for total proceeds of $1,125,000. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at a price of $0.60 per share for a period of eightm onths.

6. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Director's has discretion to grant options up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities,w ill vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of one year with no more than one-quarter of the options vesting in any three-month period.

The following table summarizes the continuity of the Company's stock options:

	Number ofs hares	Weighted average exercise price $
Outstanding, December 31, 2004	450,000	0.39
Granted	1,050,000	0.64
Expired	(100,000)	0.38
Exercised	(362,500)	0.40
Outstanding, December 31, 2005	1,037,500	0.64
Granted	4,600,000	0.60
Exercised	(10,000)	0.55
Cancelled	(400,000)	0.59
Expired	(300,000)	0.85
Outstanding, December 31, 2006	4,927,500	0.60

Additional information regarding stock options outstanding at December 31, 2006 is as follows:

	Outstanding and Exercisable		
Exercise Price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.45	100,000	2.00	0.45
0.50	1,300,000	2.67	0.50
0.51	537,500	0.01	0.51
0.55	690,000	0.04	0.55
0.60	400,000	0.88	0.60
0.65	700,000	0.75	0.65
0.75	1,200,000	0.89	0.75
	4,927,500	1.10	0.60

6. STOCK OPTIONS (continued)

During the year ended December 31, 2006, stock-based compensation of $487,354 (2005 - $109,854) was charged to operations. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Expected volatility	79%	78%
Expected life of options (in years)	2.4 yrs	0.75 yrs
Risk free interestr ate	4.0%	2.70%
Expected dividend yield	0%	0%

The weighted average grantda te fair value ofs tock options granted was $0.29 per option (2005 - $0.14).

7. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company's share purchase warrants:

	Number of shares	Weighted Average Exercise Price $
Balance,D ecember 31,20 04	2,500,000	0.50
Granted	2,576,717	0.59
Exercised	(1,066,333)	0.50
Expired	(1,443,667)	0.50
Balance,D ecember 31,20 05	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance,D ecember 31,20 06	16,793,434	0.65

As atD ecember 31,20 06 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
4,850	0.45	June 15,20 07
2,379,500	0.60	June 15,20 07
4,339,977	0.60	May 3, 2007
1,246,545	0.65	June 23,20 07
6,149,380	0.65	July 27,20 07
1,803,182	0.65	August 23, 2007
870,000	1.00	June 30,20 08
16,793,434		

8. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2004	73,000
Fair value of stock options granted	129,189
Stock options cancelled	(3,371)
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277

9. RELATED PARTY TRANSACTIONS/BALANCES

During the year ended December 31, 2006 and 2005, the Company was involved in the following related party transactions:

[a] The Company paid to directors or companies controlled by directors $179,000 (2005 - $172,833) for administrative fees. The Company paid to directors or companies controlled by directors $58,584 (2005 - $54,500) for investor relations services. Prepaid expenses include $16,000 (2005 - $Nil) prepaid to such directors. The Company paid $66,501 (2005 - $33,425) for geological services to directors or companies controlled by directors of the Company. A further $17,440 (2005 - $8,000) for professional fees was paid to a company controlled by the Chief Financial Officer.

[b] The following amounts were paid to a director of the Company:

[i] Project management - $12,644 (2005 - $22,236)

[ii] Office and miscellaneous - $98,531 (2005 - $41,710)

[iii] Geological and geophysical services - $87,223 (2005 - $72,933)

[c] In 2006, the Company signed a mutual release and resignation agreement with a former director for a settlementa mount of$6 6,667 which is included in administrative fees.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. COMMITMENT

The Company has a lease commitment for office space thate xpires in June 2008.

Future minimum lease payments over the next two fiscal years are as follows:

2007	$	60,840
2008		30,420
	$	91,260

11. SEGMENTED INFORMATION

The Company operates only in the mineral exploration sector within one geographic segment:: Chile. See Schedule of Mineral Property Costs.

12. INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate of 34.12% (2005 - 35.62%)) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005
Future income tax assets		
Non-capital loss carry forwards	$ 1,028,000	$ 751,000
Property and equipment	9,000	–
Resource pools	480,000	875,000
Share issuance costs	95,000	–
Total gross future income tax assets	1,612,000	1,626,000
Valuation allowance	(1,612,000)	(1,626,000)
Net future income tax asset	$ –	$ –

As at December 31, 2006, the Company has non-capital losses carried forward of approximately $3,012,000 which are available to offset future taxable income earned in Canada.T hese losses expire as follows:

2007	$ 114,000
2008	92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	893,000
	$ 3,012,000

The Company has cumulative Canadian Exploration Expenses of $241,000 which are 100% deductible against taxable income in future years.

The Company has cumulative Canadian Development Expenses of $1,256,000 which are 30% deductible against taxable income in future years.

The Company has cumulative Foreign Exploration and Development Expenses of $976,000 which are 10% deductible against taxable income in future years.

In assessing the realizability off uture tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2006, the Company:

[a] On March 28, 2007, the Company closed a private placement of 3,885,000 units at a price of $0.45 per unit for total proceeds of $1,748,250. Each unit consisted of one common share of the Company and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share ata price of $0.55 for a period of2 years.

[b] Granted 700,000 stock options to various employees and directors at a price of $0.56 for a period of twelve months, subject to regulatory approval.

INTERNATIONAL PBX VENTURES LTD.
(AN EXPLORATION STAGE COMPANY)
SCHEDULE OF MINERAL PROPERTY COSTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Chicharra $	Total $
Balance, December 31, 2004	2,234,225	43,028	982,612	113,941	15,302	20,889	15,335	135,930	–	–	3,561,262
Acquisition and staking	25,951	2,589	138,133	21,564	6,049	1,184	1,481	58,188	4,412	1,867	261,418
Exploration:											
Assaying	–	–	1,329	–	–	–	–	25,509	–	–	26,838
Drilling	–	–	2,809	–	–	–	–	725,760	–	–	728,569
Field costs	24,216	10,085	33,517	10,097	10,084	10,245	10,245	114,227	–	–	222,716
Geophysics, geological and geochemical [Note 9]	67,251	993	68,843	9,407	511	511	1,641	80,440	2,795	–	232,392
Project management [Note 9[b]]	9,170	160	6,757	160	160	–	–	10,103	–	–	26,510
Technical writing	1,022		5,140	3,653	–	–	–	2,668	–	–	12,483
Transportation	3,799	1,596	2,074	1,667	1,596	1,596	1,608	10,566	–	–	24,502
Travel	9,008	3,809	3,901	4,084	3,809	3,814	3,808	17,917	–	–	50,150
Exploration and related costs	140,417	19,232	262,503	50,632	22,209	17,350	18,783	1,045,378	7,207	1,867	1,585,578
Option payments received	–	–	–	–	(46,000)	–	–	–	–	–	(46,000)
	140,417	19,232	262,503	50,632	(23,791)	17,350	18,783	1,045,378	7,207	1,867	1,539,578
Balance December 31, 2005	2,374,642	62,260	1,245,115	164,573	(8,489)	38,239	34,118	1,181,308	7,207	1,867	5,100,840
Acquisition and staking	31,302	1,172	842,930	40,238	6,671	3,731	1,891	634,093	19,032	6,959	1,588,019
Exploration:											
Assaying	5,287	–	45,219	14,507	–	–	–	38,436	–	–	103,449
Drilling	7,440	–	1,066,086	–	–	–	–	903,215	–	–	1,976,741
Field costs	–	–	25,387	–	–	–	–	26,235	–	–	51,622
Geophysics, geological and geochemical [Note 9]	3,675	2,857	21,346	37,936	3,258	4,891	11,253	22,690	5,477	3,432	116,815
Project management [Note 9[b]]	2,488	240	240	240	594	219	933	7,210	240	240	12,644
Technical writing	–	–	18,587	–	–	–	–	–	–	–	18,587
Transportation	1,153	1,153	5,194	1,560	1,153	1,153	1,153	22,620	1,153	1,153	37,445
Travel	3,121	2,600	6,845	2,600	2,600	2,600	2,600	3,541	2,600	2,600	31,707
Exploration and related costs	54,466	8,022	2,031,834	97,081	14,276	12,594	17,830	1,658,040	28,502	14,384	3,937,029
Option payments received	–	–	–	–	(30,000)	–	–	–	–	–	(30,000)
Gain on option payment transferred to income	–	–	–	–	24,213	–	–	–	–	–	24,213
Impairment of mineral property costs	–	(70,282)	–	–	–	–	(51,948)	–	–	(16,251)	(138,481)
	54,466	(62,260)	2,031,834	97,081	8,489	12,594	(34,118)	1,658,040	28,502	(1,867)	3,792,761
Balance December 31, 2006	2,429,108	–	3,276,949	261,654	–	50,833	–	2,839,348	35,709	–	8,893,601

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the audited financial statements of the Company and the notes thereto for the year ended December 31, 2006; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the year ended December 31, 2006 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

GENERAL

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

SIGNIFICANT EVENTS TRANSACTIONS AND ACTIVITIES ON MINERAL PROPERTIES

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns or holds title under option to 117 mineral claims totaling 29,256 hectares. These claims make up ten projects currently operated by the Company as follows;

Copaquire, Tabaco, Tierra de Oro, Sierra Pintada, San Pedro, Fuego, Chicharra, Palo Negro and two Joint Ventures, Hornitos under option to Aldershot Resources and San Joint Venture.

The four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 210 km west of the Collahuasi mine and Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and drilling is planned to continue during 2007 at Cerro Moly. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits in the 500 to 1,000 million tons range. A NI 43-101 standards resource report is in progress on Sulfato target.

The Company plans to explore these targets with more systematic drill programs designed to establish indicated and inferred resources to NI43-101 standards for at least one of them and has budgeted US$ 3 million to achieve this.

Tabaco, Chile

Tabaco is an advance staged exploration project of 3,593 hectares covering an extensive zone of copper-silver-gold bearing, porphyry related skarn in the Andean pre-Cordiera of Region III, northern Chile. The property adjoins and is approximately 10 km south of the Relincho copper-molybdenum porphyry deposits. When acquired in 2002 the property contained a near surface copper zone tested by 56 shallow drill holes which appeared to grade about 1% acid soluble copper.

The Company's 2003-2006 exploration programs including geological, geochemical, geophysical surveys and 6,637 metres of drilling have confirmed and extended the zone of mineralization to the extent that the current exploration target is 3-5 times larger than the zone with the historic drilling. In addition the Company discovered an underlying primary sulphide body of similar grade which could be the copper source and appears to be in part porphyry related. On December 4, 2006, the Company released a NI 43-101 compliant measured and indicated resource of 3.6 million tones grading 0.65% copper.

During the current year 2007, the Company plans to complete the necessary infill drilling, metallurgical, mining and environmental studies to fast track the public resource to production by mid 2008. The Company has budgeted US$2.0 million to achieve these objectives.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

IPBX initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometres in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

The Company plans during 2006 were to conduct at least a 5,000m reconnaissance drill program to evaluate 5 or 6 of these targets and has budgeted US$500,000 for this work program, but a heavy local demand for and therefore a shortage in securing drilling equipment and personnel, the Company has to postpone its plans into 2007.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by International PBX Ventures Ltd. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

In 2007, the Company plans to carry out detailed follow up sampling and the balance of the 2006 program i.e. geophysical surveys on the three strongest targets, followed by trenching and reconnaissance drilling and has budgeted US$ 250,000 for these programs.

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2006, the Company had a positive working capital of $2,422,330 with current assets of $3,032,674 and current liabilities of $610,344
Balance of funds on hand as of April 27, 2007: $496,863 CDN and $69,725 US.

During the year ended December 31, 2006, the Company closed three private placements. The first private placement comprised of 4,292,277 units at a price of $0.45 per unit for total proceeds to the Company of $1,931,525; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.60 for a period of 15 months. Accordingly, the Company issued 4,292,277 shares and 4,292,277 warrants.

The second private placement comprised of 8,837,807 units at a price of $0.55 per unit for total proceeds to the Company of $4,684,036; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.65 for a period of 15 months. Accordingly, the Company issued 8,837,807 shares and 8,837,807 warrants.

The third private placement comprised of 870,000 units at a price of $0.65 per unit for total proceeds to the Company of $565,475; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.65 for a period of 15 months. Accordingly, the Company issued 870,000 shares and 870,000 warrants.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,227,974)	(1,015,564)	(785,296)
Loss Per Share	(0.05)	(0.03)	(0.03)
Total Net Loss	(2,227,974)	(1,015,564)	(785,296)
Total Net Loss Per Share	(0.05)	(0.03)	(0.03)
Total Assets	11,981,145	5,651,491	4,336,152
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

The Company's operations during the year ended December 31, 2006, produced a net loss of $2,227,974 or $0.05 per share compared to a net loss of $1,015,564 or $0.03 per share for 2005.
The increase of $1,212,410 in 2006 net loss over 2005 is attributed to:

1. Administration fees of $323,211 (2005 – $172,833) represent a $150,378 increase from 2005. Additional office staff has been employed to administer an increased work volume related to the issuance of private placements and the expansion of the Chilean office administering the drill programs.

2. Investor relations expenses of $451,497 (2005 – $311,862) represent a $139,635 increase from 2005. During the year ended December 31, 2006, the Company retained additional investor relations services from a consultant based out of Toronto to promote its stock to the mining industry.

3. Office expenses of $166,648 (2005 – $87,641) represent a $79,007 increase from 2005 related to more administration activities related to the issuance of private placements and administrative office staff.

4. Total stock-based compensation on options granted, and which were vested during the year ended December 31, 2006, resulted in $1,076,577 (2005 - $487,354) and represented a $947,388 increase from 2005.

5. Total transfer agent and filing fees of $38,132 (2005 - $26,958) represent an $11,174 increase from 2005, resulting from registration of stock options granted during the year ended December 31, 2006.

6. Total professional fees of $93,623 (2005 - $78,057) represent a $15,566 increase from 2005, resulting from the company settling legal disputes during 2006.

7. Total travel and promotional expenses of $144,311 (2005 - $221,223) represent a $76,912 decrease from 2005, resulting from less travel activities during the year 2006.

8. Total impairment of mineral property costs of $138,481 (2005 - $Nil) represent a $138,481 increase from 2005, related to management conclusion, that some properties don't reflect to be a viable commercial opportunity for the Company.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending December 31, 2006:

	2006	2006	2006	2006	2005	2005	2005	2005
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(953,063)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)	411,316)	(173,994)
Loss Per Share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Total Net Loss	(953,063)	(331,462)	(444,756)	(516,693)	(254,250)	(684,504)	(411,316)	(173,994)
Total Net Loss Per Share	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS:

Transactions and balances with related parties are as follows:

	2006	**2005**
Administration fees paid to a companies controlled by directors	195,000	172,833
Exploration project management fees and administration fees paid to a director	189,115	136,879
Accounting fees paid to a company controlled by an officer	17,440	8,000
Mapping fees paid to a director of the Company	66,501	33,425
Consulting fees paid to directors or companies controlled by directors of the company	58,584	54,500

INVESTOR RELATIONS

Robert A Young and Associates has been retained until September 30, 2006 at a rate of $5,000 per month. The Company also retained the services of Tell Capital AG, a company based in Switzerland for a period of six months starting on April 1, 2006 for a monthly fee of $6,000. The contract terminated on September 30, 2006. As of December 11, 2006, the Company retained the investor relations services of Market Smart Communications Inc. for an initial 6-month term and monthly fee of $6,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at December 31, 2006, the Company had a positive working capital of $2,422,330, and funds on hand as of April 27, 2007: $496,863 CDN and $69,725 US. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

FINANCING ACTIVITIES

During the year ended December 31, 2006, the Company closed three private placements. The first private placement comprised of 4,292,277 units at a price of $0.45 per unit for total proceeds to the Company of $1,931,525; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.60 for a period of 15 months. Accordingly, the Company issued 4,292,277 shares and 4,292,277 warrants.

The second private placement comprised of 8,837,807 units at a price of $0.55 per unit for total proceeds to the Company of $4,684,036; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.65 for a period of 15 months. Accordingly, the Company issued 8,837,807 shares and 8,837,807 warrants.

The third private placement comprised of 870,000 units at a price of $0.65 per unit for total proceeds to the Company of $565,475; each unit will consist of one common share of the company and one transferable share purchase warrant; each warrant will entitle the holder to purchase a further common share at a price of $0.65 for a period of 15 months. Accordingly, the Company issued 870,000 shares and 870,000 warrants.

FOURTH QUARTER

During the fourth quarter ended December 31, 2006, the Company continued its drilling program on the Copaquire property and the Tabacco property as well as its reconnaissance program on the Tierra de Oro property.

As of December 11, 2006, the Company retained the investor relations services of Market Smart Communications Inc. for an initial 6-month term and monthly fee of $6,000.

CORPORATE DISCLOSURE

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

DISCUSSION

The Company has sufficient funds raised to continue with its drill program on the Copaquire and Tabaco properties, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	**OFFICERS**	**AUDIT COMMITTEE**
Gary Medford	Gary Medford,	Gary Medford
Terence Walker	President & CEO	Verna Wilson
Verna Wilson	Peter Kohl,	Michael Waskett-Myers
Michael Waskett-Myers	CFO & Secretary	
George Sookochoff		
(appointed August 23, 2006)		
Len De Melt (appointed September 14, 2006)		

On Behalf of the Board,
Gary Medford
Director, President & CEO
April 27, 2007

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL PBX VENTURES LTD.

TO BE HELD AT SUITE 200 – 475 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON FRIDAY, JUNE 29, 2007 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Gary Medford, a Director of the Company, or failing this person, Verna Wilson, a Director of the Company, or in the place of the foregoing, ______________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Annual and Special General Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Gary Medford			
2. To elect as Director, Verna Wilson			
3. To elect as Director, George Sookochoff			
4. To elect as Director, Michael Waskett-Myers			
5. To elect as Director, Lorenzo Marchionda			
6. To elect as Director, Leonard De Melt			
7. To re-appoint Manning Elliott, Chartered Accountants, as auditors of the Company			
8. To authorize the Directors to fix the Auditors' remuneration			
9. To approve the adoption of an Incentive Stock Option Plan.			
10. To approve an ordinary resolution allowing the properties held by the Company and its subsidiaries to be used to form a new public company and granting the directors the discretion whether or not to proceed with the formation of such new public company.			
11. To approve an ordinary resolution of disinterested shareholders that up to 3,500,000 performance shares be issued for nominal consideration to principals of a new public company, which principals may include the current directors of the Company, and that the directors be granted the discretion whether or not to proceed with such issuance			
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of CIBC Mellon Trust Company of Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.
Fax: (604) 688-4301

82-2635

INTERNATIONAL PBX VENTURES LTD.

SUPPLEMENTAL MAIL LIST RETURN CARD

Pursuant to National Policy 54-102, **INTERNATIONAL PBX VENTURES LTD.** (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company's Registrar and Transfer Agent:

CIBC MELLON TRUST COMPANY
PO Box 1900
Vancouver, BC
V6C 3K9

ATTENTION: CORPORATE TRUST SERVICES

I do wish to be placed on the Company's supplemental mailing list: to receive

❑ Annual Reports

❑ Quarterly Reports

____
Name (please print)

____
Address

____

____

END